UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 29)*

M & F Worldwide Corp.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

552541104

(CUSIP Number)

Barry F. Schwartz 35 East 62nd Street New York, New York 10065 (212) 572-8600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 21, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Person. I.R.S. Identification No. of above person MacAndrews & Forbes Holdings Inc.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power See Item 4
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power See Item 4
11.	Aggregate Amount Beneficially Owned by Each Reporting Person See Item 4
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
13.	Percent of Class Represented by Amount in Row (11) 100%
14.	Type of Reporting Person CO

1.	Name of Reporting Person. I.R.S. Identification No. of above person MFW Holdings One LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power See Item 4
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power See Item 4
11.	Aggregate Amount Beneficially Owned by Each Reporting Person See Item 4
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
13.	Percent of Class Represented by Amount in Row (11) 44.43%
14.	Type of Reporting Person OO

1.	Name of Reporting Person. I.R.S. Identification No. of above person MFW Holdings Two LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power See Item 4
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power See Item 4
11.	Aggregate Amount Beneficially Owned by Each Reporting Person See Item 4
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
13.	Percent of Class Represented by Amount in Row (11) 6.21%
14.	Type of Reporting Person OO

1.	Name of Reporting Person. I.R.S. Identification No. of above person MX Holdings One, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power See Item 4
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power See Item 4
11.	Aggregate Amount Beneficially Owned by Each Reporting Person See Item 4
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
13.	Percent of Class Represented by Amount in Row (11) 49.36%
14.	Type of Reporting Person OO

This statement amends and supplements the Statement on Schedule 13D dated June 26, 1995, as amended by Amendment No. 1 thereto dated July 31, 1995, Amendment No. 2 thereto dated February 8, 1996, Amendment No. 3 thereto dated July 8, 1996, Amendment No. 4 thereto dated October 25, 1996, Amendment No. 5 thereto dated November 27, 1996, Amendment No. 6 thereto dated August 1, 1997, Amendment No. 7 thereto dated June 9, 1998, Amendment No. 8 thereto dated December 6, 1999, Amendment No. 9 thereto dated August 15, 2000, Amendment No. 10 thereto dated November 13, 2000, Amendment No. 11 thereto dated April 20, 2001, Amendment No. 12 thereto dated April 24, 2001, Amendment No. 13 thereto dated October 17, 2001, Amendment No. 14 thereto dated November 16, 2001, Amendment No. 15 thereto dated December 28, 2001, Amendment No. 16 thereto dated July 29, 2002, Amendment No. 17 thereto dated December 4, 2002, Amendment No. 18 thereto dated November 7, 2003, Amendment No. 19 thereto dated November 14, 2003, Amendment No. 20 thereto dated September 14, 2004, Amendment No. 21 thereto dated June 6, 2005, Amendment No. 22 thereto dated March 22, 2007, Amendment No. 23 thereto dated May 23, 2007, Amendment No. 24 thereto dated December 6, 2007, Amendment No. 25 thereto dated June 17, 2008, Amendment No. 26 thereto dated January 22, 2009, Amendment No. 27 thereto dated June 13, 2011 and Amendment No. 28 thereto dated September 12, 2011 (as so amended, the “Schedule 13D”), filed with the Securities and Exchange Commission by MacAndrews & Forbes Holdings Inc. (formerly Mafco Holdings Inc.), a Delaware corporation (“MacAndrews & Forbes Holdings”), MFW Holdings One LLC, a limited liability company formed under the laws of the state of Delaware (“Holdings One”), MFW Holdings Two LLC, a limited liability company formed under the laws of the state of Delaware (“Holdings Two”), MX Holdings One, LLC, a limited liability company formed under the laws of the state of Delaware (“Parent”), Mafco Consolidated Group Inc., a Delaware corporation, Mafco Consolidated Holdings Inc. (formerly C&F (Parent) Holdings Inc.), a Delaware corporation, and PX Holding Corporation, a Delaware corporation, as the case may be, in connection with their ownership of shares of common stock, par value $.01 per share (“Common Stock”), of M & F Worldwide Corp. (formerly Power Control Technologies Inc.), a Delaware corporation (the “Company”). Unless otherwise defined herein, all capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.

Item 2.	Identity and Background

Item 2 is hereby amended by adding the following at the end thereof:

On December 21, 2011, pursuant to a Purchase Agreement, dated as of December 21, 2011 (the “Purchase Agreement”), by and between MacAndrews & Forbes Holdings and Ronald O. Perelman (“Mr. Perelman”), Mr. Perelman transferred 133,334 shares of Common Stock to MacAndrews & Forbes Holdings. Immediately thereafter, MacAndrews & Forbes Holdings contributed such 133,334 shares of Common Stock to Parent, pursuant to a contribution agreement, dated as of December 21, 2011 (the “Parent Contribution Agreement”).

The foregoing summary of the Purchase Agreement and the Parent Contribution Agreement does not purport to be complete and is qualified in its entirety by reference to the respective agreements, which are attached as Exhibit 38 and 39, respectively, hereto and incorporated by reference in their entirety into this Item 2.

Parent is a Delaware corporation with principal offices located at 35 East 62nd Street, New York, NY 10065 (telephone: 212-572-8600). Parent is a wholly owned subsidiary of MacAndrews & Forbes Holdings and was formed for the purpose of holding shares of common stock of Merger Sub and engaging in transactions related thereto.

The directors and executive officers of Parent are Barry F. Schwartz and Paul G. Savas. Each of Mr. Schwartz and Mr. Savas is a United States citizen. During the last five years, neither Parent nor its directors or executive officers has (i) been convicted in a criminal proceeding (excluding minor traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

The Reporting Persons have entered into a Joint Filing Agreement, dated as of December 21, 2011, which is attached as Exhibit 40 hereto, pursuant to which they have agreed to file this Schedule 13D in accordance with Rule 13d-1(k)(1) under the Act.

Item 3.	Source and Amount of Funds and Other Consideration

Item 3 is hereby amended and supplemented as follows:

On December 21, 2011, the Contribution Agreement, dated September 12, 2011 (the “Contribution Agreement”), by and among Holdings One, Holdings Two, Merger Sub and Mr. Perelman, was amended (“Amendment No. 1”) to permit the transactions contemplated by the Purchase Agreement and the Parent Contribution Agreement, and to provide that Parent, in lieu of Mr. Perelman, would contribute 133,334 shares of Common Stock to Merger Sub. On the same date and in connection with the Merger, pursuant to the Contribution Agreement, Holdings One, Holdings Two and Parent (the “Contributing Stockholders”), immediately prior to the effective time of the Merger, contributed to Merger Sub 7,248,000, 1,012,666 and 133,334 shares of Common Stock, respectively, in exchange for shares of capital stock of Merger Sub.

On December 21, 2011, in connection with the consummation of the Merger (as defined below), Parent entered into a $250 million senior secured term loan facility (the “Facility”) with Deutsche Bank Trust Company Americas (“Deutsche Bank”). Approximately $198 million of the proceeds of the Facility were contributed to Merger Sub, in exchange for shares of its capital stock, which used such proceeds to fund a portion of the aggregate merger consideration.

In connection with the Facility, Holdings One and Holdings Two entered into a Third Party Pledge and Security Agreement, dated as of December 21, 2011 (the “Pledge Agreement”) and Parent entered into a Pledge and Security Agreement dated as of December 21, 2011 (the “Parent Pledge Agreement”), pursuant to which the shares of Surviving Corporation Common Stock (defined below) held by such Contributing Stockholders were pledged to Deutsche Bank.

The foregoing summary of the Facility, Contribution Agreement, Amendment No. 1, the Pledge Agreement and the Parent Pledge Agreement does not purport to be complete and is qualified in its entirety by reference to the Facility, the Contribution Agreement, Amendment No. 1, the Pledge Agreement and the Parent Pledge Agreement, which are attached as Exhibits 41, 42, 43, 44 and 45 hereto, respectively, and incorporated by reference in their entirety into this Item 3.

Item 4.	Purpose of Transaction

Item 4 is hereby amended by adding the following at the end thereof:

The information contained in Item 2 and Item 3 above is incorporated by reference into this Item 4.

On December 21, 2011, at a special meeting of the Company’s stockholders, the Company’s stockholders voted to adopt the Agreement and Plan of Merger, dated as of September 12, 2011 (the “Merger Agreement”), by and among the Company, Parent, Merger Sub and, solely with respect to the sections specified therein, MacAndrews & Forbes Holdings. On the same date, pursuant to the Merger Agreement, Merger Sub was merged with and into the Company with the Company as the surviving corporation (the “Merger”). At the effective time of the Merger, (i) each share of Common Stock (other than Common Stock held by Merger Sub, the Company and holders who have perfected and not withdrawn a demand for appraisal rights (collectively, “Excluded Shares”)) was cancelled and was converted into the right to receive $25.00, in cash, without interest, (ii) each Excluded Share was cancelled and (iii) each share of common stock, par value $.01 per share of Merger Sub, was cancelled and converted into one share of common stock, par value $.01 of the surviving corporation (“Surviving Corporation Common Stock”).

As a result of the Merger, the Company (as the surviving corporation), became a wholly-owned indirect subsidiary of MacAndrews & Forbes Holdings. On December 21, 2011, the Company notified the NYSE of the completion of the Merger and requested that trading in Common Stock be suspended and that the NYSE file with the SEC a Notification of Removal from Listing and/or Registration under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 25, thereby commencing the process of delisting and deregistering the Common Stock. The Company intends to file a Form 15 to suspend its reporting obligations under Section 13(a) and 15(d) of the Exchange Act and to deregister its Common Stock under Section 12(g) of the Exchange Act as soon as practicable.

On December 21, 2011, the Company announced the consummation of the above described transaction in a press release, which is attached as Exhibit 46 hereto.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and supplemented by adding the following:

The information contained in Item 4 above is incorporated by reference into this Item 5.

The Reporting Persons do not beneficially own any Common Stock following the consummation of the Merger as all such shares were cancelled in connection therewith. Parent beneficially owns 3,949 shares of Surviving Corporation Common Stock, representing 49.36% of the outstanding shares of Surviving Corporation Common Stock. Holdings One beneficially owns 3,554 shares of Surviving Corporation Common Stock, representing 44.43% of the outstanding shares of Surviving Corporation Common Stock. Holdings Two beneficially owns 497 shares of Surviving Corporation Common Stock, representing 6.21% of the outstanding shares of Surviving Corporation Common Stock. MacAndrews & Forbes Holdings may be deemed to have beneficial ownership of 8,000 shares of Surviving Corporation Common Stock, representing 100% of the outstanding Surviving Corporation Common Stock, which includes the shares of Surviving Corporation Common Stock owned by Parent, Holdings One and Holdings Two, that MacAndrews & Forbes Holdings may be deemed to share beneficial ownership of by virtue of MacAndrews & Forbes Holdings’ ownership of 100% of the common interests of each of Parent, Holdings One and Holdings Two.

Ronald O. Perelman, Director, Chairman and Chief Executive Officer of MacAndrews & Forbes Holdings, and Chairman of the Company, may be deemed to beneficially own all the shares of Surviving Corporation Common Stock beneficially owned by MacAndrews & Forbes Holdings, Parent, Holdings One and Holdings Two.

Pursuant to the Merger, the outstanding Common Stock previously held by Barry F. Schwartz, the Executive Vice Chairman of MacAndrews & Forbes Holdings, President and Chief Executive Officer of the Company, and Executive Vice Chairman of Parent, Holdings One and Holdings Two, were cancelled and converted into the right to receive $25.00, in cash, without interest. Mr. Schwartz does not beneficially own any shares of Surviving Corporation Common Stock.

Pursuant to the Merger, the outstanding Common Stock previously held by Paul G. Savas, the Executive Vice President and Chief Financial Officer of MacAndrews & Forbes Holdings and the Company, and Executive Vice President of Parent, Holdings One and Holdings Two, were cancelled and converted into the right to receive $25.00, in cash, without interest. Mr. Savas does not beneficially own any shares of Surviving Corporation Common Stock.

Except as set forth in Items 2, 3 and 4 above, the Reporting Persons have not been involved in any transactions involving the securities of the Company in the last 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Items 2, 3 and 4 are incorporated by reference in their entirety into this Item 6.

Item 7.	Materials to be Filed as Exhibits

Item 7 is hereby amended by adding the following at the end thereof:

Exhibit 38	Purchase Agreement, dated as of December 21, 2011, by and between MacAndrews & Forbes Holdings and Ronald O. Perelman

Exhibit 39	Contribution Agreement, dated as of December 21, 2011, by and between MacAndrews & Forbes Holdings and MX Holdings One, LLC

Exhibit 40	Joint Filing Agreement, dated as of f December 21, 2011, by and among MX Holdings One, LLC, MFW Holdings One LLC, MFW Holdings Two LLC, and MacAndrews & Forbes Holdings Inc.

Exhibit 41	Term Loan Agreement, dated as of December 21, 2011, by and between MX Holdings One, LLC and Deutsche Bank Trust Company Americas

Exhibit 42	Contribution Agreement, dated as of September 12, 2011, by and among MX Holdings Two, Inc., MFW Holdings One LLC, MFW Holdings Two LLC and Ronald O. Perelman (filed as Exhibit 35 to the Statement on Schedule 13D, dated September 12, 2011, filed by MacAndrews & Forbes Holdings Inc., MFW Holdings One LLC and MFW Holdings Two LLC with respect to the common stock of M & F Worldwide Corp., and incorporated herein by reference)

Exhibit 43	Amendment No. 1, dated as of December 21, 2011, by and among MFW Holdings One LLC, MFW Holdings Two LLC, MX Holdings One, LLC, MX Holdings Two, Inc. and Ronald O. Perelman, to the Contribution Agreement, dated as of September 12, 2011, by and among MX Holdings Two, Inc., MFW Holdings One LLC, MFW Holdings Two LLC and Ronald O. Perelman

Exhibit 44	Third Party Pledge and Security Agreement, dated as of December 21, 2011, by and among MFW Holdings One LLC, MFW Holdings Two LLC, and Deutsche Bank Trust Company Americas

Exhibit 45	Pledge and Security Agreement , dated as of December 21, 2011, by and between MX Holdings One, LLC and Deutsche Bank Trust Company Americas

Exhibit 46	Press Release, dated as of December 21, 2011 (filed as Exhibit 99.1 to M & F Worldwide Corp.’s Current Report on Form 8-K dated December 22, 2011, and incorporated herein by reference)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 22, 2011

MACANDREWS & FORBES HOLDINGS INC.

By:	/s/ Barry F. Schwartz
Name:	Barry F. Schwartz
Title:	Executive Vice Chairman

MFW HOLDINGS ONE LLC

By:	/s/ Barry F. Schwartz
Name:	Barry F. Schwartz
Title:	Executive Vice Chairman

MFW HOLDINGS TWO LLC

By:	/s/ Barry F. Schwartz
Name:	Barry F. Schwartz
Title:	Executive Vice Chairman

MX HOLDINGS ONE, LLC

By:	/s/ Barry F. Schwartz
Name:	Barry F. Schwartz
Title:	Executive Vice Chairman